EXHIBIT 99.1

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                                    BROKAT CONTACT MEDIA:         BROKAT CONTACT
                                    Eric Odell                    FINANCIAL:
                                    Brokat                        Silke Simon
                                    503-533-3571                  Brokat
                                    eric.odell@brokat.com         408-535-1813


                              FOR IMMEDIATE RELEASE

      Brokat Reports Record Revenues for the Fourth Quarter and Fiscal 2000

                 YEAR-OVER-YEAR REVENUE INCREASE OF 148 PERCENT

   SIGNIFICANT STRENGTHENING OF MARKET PRESENCE WITH ACQUISITIONS IN THE U.S.


SAN JOSE, Calif., February 21, 2001: Brokat Technologies (Nasdaq: BROA, Neuer
Mrkt: BRJ), a global leader in software that enables user-centric business, today announced revenues of 119.6 million Euro during its fiscal year 2000 ended December 31, 2000, compared to 48.1 million Euro in the previous calendar year. This represents an increase of 148 percent. Gross profit increased by 137 percent from 25.7 million Euro to 60.9 million Euro. Pro-forma results (EBITDASO, Earnings before Tax, Interest, Depreciation and Stock Options) during the past fiscal year amounted to (53.5) million Euro, compared to (14.7) million Euro in the previous calendar year, or (1.81) Euro per share. These results reflect the investments for the integration of the two U.S. software companies Blaze Software and GemStone Systems, and the implementation of the company's comprehensive marketing activities related to its Mobile Business Strategy.

         Brokat reported a total net loss of (125.9) million Euro, or (4.26) Euro per share. This includes non-cash expenses of 6.8 million Euro from the employee stock option compensation program and 49.0 million Euro from depreciation including its recent U. S. acquisitions of Blaze Software and GemStone Systems. Brokat changed its fiscal year-end in 1999 from June 30 to December 31, and therefore had a six-month fiscal year in 1999. Brokat is comparing the results of its full fiscal year ended December 31, 2000 to an unaudited calendar year 1999 to better reflect the year-over-year development of its results.

         "During the past fiscal year, we successfully extended our strategy into new markets," said Stefan Rover, Chief Executive Officer of Brokat AG. "For this purpose, we completed key acquisitions and made other important investments," Rover added.

         Business in the United States and elsewhere outside of Germany has remained one of the key growth drivers for Brokat. The international contribution to total revenues was 65

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percent during the past year, of which 23 percent was generated in the U.S.
Sales from software licenses increased by 201 percent to 53.4 million Euro during the past year. Business from Brokat's partners yielded revenues of 28.3 million Euro in 2000, an increase of 90 percent over the previous year.

FOURTH QUARTER 2000

         During the fourth quarter of fiscal year 2000, Brokat increased its revenues to 48.7 million Euro, up from 14.3 million Euro in the comparable period of the previous year. This corresponds to a revenue increase of 241 percent. Gross profit increased to 23.9 million Euro. Pro-forma results (EBITDASO) for the fourth quarter 2000 amounts to (33.2) million Euro. The investments for the integration of software companies GemStone Systems and Blaze Software, acquired in August and September 2000, respectively, contributed to the company's fourth quarter results. While the costs for the integration efforts were incurred in the fourth quarter, the result of adding these companies should be beneficial to Brokat's future sales efforts.

STRENGTHENED U.S. MARKET PRESENCE

         The fiscal year 2000 was marked by the successful evolution of Brokat into a global software provider. The company significantly strengthened its global footprint, particularly in the U.S., through the acquisitions of Blaze Software and GemStone. Both companies provided key technological components that enhance Brokat's technology. Blaze developed software to enable the easy modification of rules for personalized business processes and GemStone operated as a leading provider of Java-based software for business-to-business transactions. As a result of the Blaze acquisition, Brokat listed on the Nasdaq on October 2, 2000.

OTHER FINANCIAL INFORMATION

         In spring 2000, Brokat issued a high-yield bond of 125 million Euro. The bond that is listed on the Luxembourg stock exchange is rated by Moody's
(B2) and Standard & Poor's (B) and received a B rating from Fitch IBCA.

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STRENGTHENING OF GLOBAL CUSTOMER AND PARTNER BASES

         During fiscal year 2000, Brokat AG strengthened its customer base with significant customer wins including the following: Riyadh Bank of Saudi-Arabia, Emirates Bank Group of Dubai, Sanwa Bank California, Rosbank of Moscow, Landesbank Baden-Wurttemberg (LBBW) of Stuttgart, WestLB of Dusseldorf, SE-Banken of Sweden, the National Bank and National Savings Bank of Luxembourg, Cable & Wireless of Hong Kong, and Asian financial service provider, 2cube.com, a joint venture between Cable & Wireless HKT and Jardine Fleming, a leading financial service provider in the region.

         In the fourth quarter, T-Motion, a Deutsche Telekom company, also became a Brokat customer. T-Motion is working with Brokat to jointly implement a comprehensive Mobile Payment solution. This global customer base underscores the success of Brokat's corporate strategy with a clear focus on consistent international growth. Additionally, Brokat established new partnerships with companies such as Compaq Computer Corporation, Nokia, Vignette, and Nortel Networks.


EXTENDING STRATEGY INTO USER-CENTRIC BUSINESS

         Leveraging its current success in e-business, Brokat is focused on extending its strategy into new markets and target audiences. Brokat's vision is to provide software products that would enable organizations across industries to implement user-centric business services that make information and transactions available to users at any time in any place.


CONSOLIDATED STATEMENT OF OPERATIONS FISCAL YEAR 2000

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IN MILLION EURO,                   1999      2000       CHANGE   CHANGE YOY
EXCEPT PER SHARE AMOUNTS AND                            YOY      PERCENTAGE
PERCENTAGES                                             ABSO-
                                                        LUTE
--------------------------------------------------------------------------------
Total revenues                     48.1      119.6      71.4      148%
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Pro-forma results                 (14.7)     (53.5)    (38.8)    -262%
(EBITDASO)
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Net Loss                          (39.3)    (125.9)    (86.6)    -220%
--------------------------------------------------------------------------------
Pro-forma EPS                     (0.57)     (1.81)
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EPS                               (1.52)     (4.26)
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* Calendar year 1999 unaudited


CONSOLIDATED STATEMENT OF OPERATIONS Q4/2000

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IN MILLION EURO,                   Q4/1999   Q4/2000    CHANGE   CHANGE
EXCEPT   PER   SHARE   AMOUNTS                          YOY      YOY
AND PERCENTAGES                                         ABSOLUTE PERCENTAGE
--------------------------------------------------------------------------------
Total revenues                     14.3       48.7      34.4      241%
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Pro-forma results (EBITDASO)       (6.7)     (33.2)    (26.3)    -393%
--------------------------------------------------------------------------------
Net Loss                          (18.8)     (57.8)    (39.0)    -207%
--------------------------------------------------------------------------------
Pro-forma EPS                     (0.25)     (0.93)
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EPS                               (0.71)     (1.62)
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CONFERENCE CALL

Brokat will hold a conference call for investors and analysts on February 21, 2001 at 11:00 p.m. EST (5:00 a.m. CET). Participants will be Stefan Rover, CEO and Michael Janssen, CFO.

Dial-in: US: +1-800 55 32 173 (48 h-recording: +1-800 62 55 288, code:93 12 68)
Dial-in: Europe: +49 (0) 60 74 - 86 43 (48 h-recording: +49 (0) 60 74 -86 44 97)

ABOUT BROKAT

Brokat Technologies (Nasdaq: BROA, Neuer Markt: BRJ) is a global leader in software that enables user-centric business. Brokat's product families - - multi-channel infrastructure software, rules management and personalization technology, mobile payment software, and e-finance applications - are used by over 3,500 enterprises worldwide including ABN Amro, Allianz, Bank of America, Blue Martini Software, Charter One, DaimlerChrysler, DBS Bank, Fidelity Investments, IBM Corporation, MasterCard International, Sun Microsystems, SE-Banken, Swiss Post Office, T-Motion (a subsidiary of Deutsche Telekom) and Toyota.

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Strategic partners, among others, include Compaq, Intel, IBM, Siemens and Sun
Microsystems. With dual headquarters in San Jose, California and Stuttgart, Germany, Brokat employs over 1,400 people in 17 countries. Information on Brokat and its products is available at WWW.BROKAT.COM.

This press release contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results, market growth and plans for business development activities. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, general economic conditions, competition in the wireless and software industries, the company's ability to manage its growth effectively, the company's ability to implement its acquisition strategy and to integrate acquired companies, fluctuations in quarterly operating results, the company's history of operating losses and its cash position, and other risks and uncertainties. Additional information on these and other risks and uncertainties related to the forward-looking statements is included in the "Risk Factors--Risks Relating to Brokat's Business" section of Brokat's registration statement (No. 333-45430) on Form F-4 and its Forms 6-K on file with the U.S. Securities and Exchange Commission, and its Form 20-F for the 2000 fiscal year to be filed with the SEC. The forward-looking statements in this press release are based on management's reasonable beliefs as of the date of this release, and Brokat assumes no obligation to update them to reflect subsequent information or events. Reported results should not be considered as an indication of future performance.

BROKAT, BROKAT TECHNOLOGIES, BROKAT ADVISOR AND BROKAT PAYMENTWORKS ARE TRADEMARKS OF BROKAT AG OR ITS SUBSIDIARIES IN THE UNITED STATES AND OTHER COUNTRIES. OTHER NAMES ARE TRADEMARKS OR REGISTERED TRADEMARKS OF THEIR RESPECTIVE COMPANIES.